Mail Stop 4561
Via Fax (604) 521-4911

August 31, 2009

Abdul Ladha
Chief Executive Officer
Ableauctions.com, Inc.
1963 Lougheed Highway
Coquitlam, British Columbia, Canada V3K3T8

      Re: **Ableauctions.com, Inc.**
              Form 10-K for the Fiscal Year December 31, 2008
              Filed on March 25, 2009
              File No. 001-15931

Dear Mr. Ladha:

      We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Disclosure Controls and Procedures

Internal Control Over Financial Reporting

1.   We note your disclosure that your internal control over financial reporting was "effective with some weaknesses in the area of segregation of duties and

monitoring of control procedures at the subsidiary level." Please revise your disclosure to state, in clear and unqualified language, management's conclusion as to the effectiveness of your internal controls over financial reporting. In this regard, please note that it is not appropriate to conclude that your internal controls over financial reporting are effective with a qualification. Also, pursuant to Item 308T(a)(3) of Regulation S-K, management is not permitted to conclude that your internal controls over financial reporting were effective if you have identified one or more material weaknesses. Please revise your disclosures accordingly.

Note 3. Mortgage and Loans Receivable, page F-15

2.   We note that you have historically extended the principal maturity date of your mortgages and loans receivable and that some of these loans are in default and/or foreclosure at December 31, 2008 and June 30, 2009. Please tell how you determined that no impairment existed on these loans at December 31, 2008 and June 30, 2009 in light of the available information. Also, tell us whether you continue to accrue interest on these loans or whether the accrual of interest has been discontinued. Please quantify these amounts if material.

Note 7. Property Held for Development, page F-14

3.   We note from your disclosures on page 7 that prior to construction, the Company entered into agreements to pre-sell 100% of the 111 residential condominiums in the Gruv Development project and you currently have $1.92 million of deposits held in trust from such sales. Your disclosures in Note 7 indicate that "if the Company is successful" in selling all of the units, you expect to receive sales proceeds of approximately $22.1 million. Please clarify whether the $22.1 million is based on the pre-sale contract prices. Also, please explain further the contractual obligation of the buyers. In this regard, tell us whether these buyers have the ability to cancel their contracts and if so, tell us whether any of the buyers have done so or have expressed their intent to do so. Also, tell us whether the sales prices for these units have experienced significant decreases since they were pre-sold in May 2007 and tell us whether the Company anticipates additional buyers rescinding their contracts as a result of the recent declines in the economy. If so, tell us whether you assessed your capitalized development costs for impairment and how you considered the recoverability of such costs. We refer you to SFAS 67 and SFAS 144. In addition, please tell us the current status of this project. In this regard, tell us whether completion is still scheduled for September 30, 2009 and tell us whether any of the unit sales have been finalized to date.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief